Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: January 31, 2023

On January 31, 2023, Broadcom Inc. published the following post on LinkedIn:

On January 31, 2023, Broadcom Inc. published the following post on Twitter:

On January 31, 2023, Broadcom Software Group published the following post on LinkedIn:

On January 31, 2023, Broadcom Software Group published the following post on Twitter:

[The text of the article accessible through the link included in the posts above is reproduced below.]

Are The EU Concerns With Broadcom’s VMware Deal Justified?
Patrick Moorhead, Senior Contributor

Since the news of Broadcom’s agreement to acquire VMware for approximately $61 billion in cash and stock broke, I have opined with several articles. As the situation has evolved, my early negative impression of Broadcom acquiring VMware has shifted to thinking it is better to give the deal a chance and focus on what will make it successful.

The deal enters a new regulatory phase

In December 2022, the European Commission (EC) opened an in-depth investigation into the Broadcom/VMware deal. The inquiry will address the concern that Broadcom could restrict competition in the network interface card (NIC), fibre channel host bus adapter (FC HBA), and storage adapter markets. Specifically, the EC is evaluating whether Broadcom could degrade interoperability or worse by preventing competitor hardware from using VMware's server virtualization software. If Broadcom embarked on this path, the EC argues, it would lead to higher prices, lower quality, and less innovation.

The Commission has 90 working days, until 11 May 2023, to make a decision. In this article, I will outline why the EC's concerns are unfounded.

It would be business suicide

VMware has a huge installed base of around 400,000 customers, with its on-premises infrastructure software (ESX/ESXi) found in most enterprise data centers. Not providing the customer base with a seamless migration path for new software releases on the existing hardware installed base would accelerate the adoption of alternate hypervisor offerings.

As customers are increasingly moving to containers, open-source software, and public cloud technologies, VMware is adapting to cloud computing and containerization, both of which have accelerated VMware’s transition to a software-as-a-service (SaaS) company.

VMware’s annual revenue in fiscal 2022 was $12.85 billion, from which $6.5 billion came from the service businesses. A further $3.2 billion came from subscriptions and SaaS, with the balance of $3.15 billion from new license revenue. As is the case for any enterprise software company, a significant portion of VMware revenues come from licenses and support on the existing installed base versus licenses and support on new deployments.

The effect of the SaaS application being modified in some way to degrade interoperability or prevent a competitor from using VMware's server virtualization software would be a catastrophe for future revenues.

Customers would go elsewhere

There are many players in the hypervisor market. In addition to the competitive threat from multiple hypervisors (Hyper-V, Xen, KVM), applications are rapidly transitioning to a container architecture. Workload migration between hypervisor vendors requires no changes, making migration increasingly easy.

In addition, VMware software is dependent on getting support from industry-leaders such as Intel, AMD and NVIDIA, for the VMware product to be adopted today and tomorrow. Thus, potential moves by Broadcom to degrade interoperability or limit support would immediately benefit its hypervisor competitors.

Cloud providers, notably Amazon Web Services (AWS), Microsoft, and Google, may also benefit as customers accelerate cloud migration plans or opt for a cloud-native approach rather than a VMware-based solution.

The multi-cloud opportunity is a growth driver

I know the future is hybrid and multi-cloud, but such environments are inefficient today, as enterprise IT teams needs tools and services to simplify their architecture and make it less costly.

Most enterprises use multiple public clouds, such as AWS, Azure, Google, Oracle, and/or IBM Cloud. Each cloud has a different way of handling security, networking, and data, leading to efficiencies requiring a unique DevOpsInfoSec team and processes for each cloud.

VMware's goal is to simplify complex cloud environments, starting with the server and storage, the management layer, DevOps, and the development layer. VMware Tanzu is a set of tools and products that enable developers to release code quickly. It eliminates manual steps, automates containerized workloads based on Kubernetes, and proactively manages applications in production.

VMware has built the VMware Cloud platform to allow developers to build and deploy applications to any cloud. Using VMware Cloud, applications deployed to VMware Cloud Foundation will run on AWS, Google Cloud, Microsoft Azure, IBM, and Oracle Cloud without modification.

VMware is positioned to potentially be one of the big winners of the hybrid/multi-cloud era, providing consistent development, operations (with observability), and security across all clouds. The bigger winners would be the end-users, because it would give them the tools to more effectively and efficiently manage different cloud environments.

Broadcom’s track-record of execution and investing in core technologies (not research) could enable VMware to realize this vision — deliver a choice to the end-users of either building private clouds or buying from public clouds. I believe this puts the end-users back in the driver seat.

I cannot imagine a scenario, including messing with product interoperability, where Broadcom would interfere with VMware's multi-cloud stack, which represents an enormous business opportunity and is the growth driver for VMware now and for the foreseeable future.

Wrapping up

If you have been in the technology business long enough, history has a habit of repeating, and you probably have a strong feeling of déjà vu about this deal, including the interoperability concerns.

When Michael Dell bought VMware Inc. in 2015 as part of the EMC acquisition, VMware was in a much stronger position than it is today. The acquisition created great angst amongst Dell's server competition, with concerns that Dell would take VMware’s virtualization software for itself. The reality was that it was in Dell’s interest not to mess with virtualization and server interoperability, and let VMware operate independently of Dell until it became a separate company again.

Fast forward to 2019 with the acquisition of Red Hat by IBM. The same companies voiced the same interoperability concerns. The result? Nothing materialized, and Red Hat continued with business as usual.

The moral of this story is that acquired software companies like VMware and Red Hat need to address the total addressable market to be profitable, which inevitably means working with the competition of the parent company. It’s a lesson Broadcom would be smart to heed, and one that I believe its CEO Hock Tan understands well. From our conversations, Tan has made clear that Broadcom intends to grow, compete, and innovate for years to come.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com.  Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.